811 Barton Springs Road

Suite 811

Austin, Texas 78704

(512) 236-9908

(512) 236-9904 (fax)

ozburn@slollp.com

August 18, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:	Genprex, Inc.
Registration Statement on Form S-1
Filed July 21, 2017
File No. 333-219386

Dear Ms. Hayes:

Enclosed on behalf of our client, Genprex, Inc. (the “Company”), is Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment”). The Amendment updates the Company’s Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission (the “Commission”) on July 21, 2017 (the “Registration Statement”). The copy of the Amendment that is enclosed with the paper copy of this letter is marked to show changes from the Registration Statement.

The Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated August 3, 2017 with respect to the Registration Statement (the “Comment Letter”) as well as to update the disclosure generally. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

United States Securities and Exchange Commission

August 18, 2017

Staff Comments and Company Responses

Prospectus Summary

Overview, page 1

1.	We note your response to comment 2, however we are unable to locate any disclosure relating to MD Anderson’s preclinical studies combining Oncoprex with MK2206. Please also revise your disclosure to state specifically that you have not conducted any preclinical or clinical studies combining Oncoprex with pembrolizumab and atezolizumab. In addition, in your discussion in the penultimate paragraph on page 2, please clarify that your references to clinical data refer to data from nine patients.

Response: The Company has expanded the disclosure on page 80 of the Amendment to include the following disclosure relating to MD Anderson’s preclinical studies combining Oncoprex with MK2206:

“In another study, MD Anderson researchers analyzed the effects of TUSC2 re-expression on the sensitivity of tumor cells to the AKT inhibitor MK2206 in vitro and in mice. The AKT pathway is an important intracellular, converging positive regulator of apoptosis. AKT stimulates apoptosis and is frequently dysregulated in cancers, and this has been associated with reduced sensitivity to anti-tumor drugs. The study showed that the combination of TUSC2 transfection with MK2206 treatment suppressed tumor cell viability in vitro and effectively inhibited xenograft tumor growth in vivo more effectively than either agent alone.”

Response: The Company has expanded the disclosure on pages 4 and 67 of the Amendment to include the following sentence, indicating that the Company has not conducted any preclinical or clinical studies combining Oncoprex with pembrolizumab or atezolizumab:

“We have not conducted any preclinical or clinical studies combining Oncoprex with pembrolizumab or atezolizumab.”

Response: As disclosed on pages 4 and 68 of the Amendment, the Company has enrolled a total of 28 patients in its Phase I/II clinical trial of Oncoprex with erlotinib. Of these 28 patients, a total of 18 were enrolled in the Phase I portion of the trial, and a total of 10 were enrolled in the Phase II portion. Three of the 18 Phase I subjects were included in the Phase II portion because they had been given the MTD in the Phase I portion of the trial and thus met the inclusion criteria for the Phase II portion. Of the 10 patients enrolled in the Phase II portion, one was not evaluated; as a result, the Company has data from nine patients in the Phase II portion. However, data collected from the other 15 patients in the Phase I portion did show that Oncoprex can be combined with erlotinib in humans. Accordingly, the Company’s conclusion that Oncoprex can be combined with erlotinib is based on data from a total of 24 patients, composed of 15 patients from the Phase I portion and nine patients from the Phase II portion of our Phase I/II clinical trial.

United States Securities and Exchange Commission

August 18, 2017

Accordingly, the Company has revised the disclosure on pages 3 and 67 of the Amendment as follows to clarify the references to clinical data:

“Clinical data from the evaluation of 24 patients in our Phase I/II clinical trial, as well as our preclinical data, indicate that Oncoprex can be combined with the widely used anti-cancer drug erlotinib (marketed as Tarceva® by Genentech, Inc.) in humans.”

2.	We refer to your revised disclosure in the second paragraph on page 4. Please balance your discussion regarding your observations from the Phase I trial to explain that the study was not designed to show changes in outcomes.

Response: The Company has revised the disclosure on pages 5, 69 and 77 of the Amendment as follows to explain that the Phase I Monotherapy clinical trial was not designed to show changes in outcomes:

“In 2012, MD Anderson researchers completed a Phase I clinical trial of Oncoprex as a monotherapy. The primary objective of this Phase I trial was to assess the toxicity of Oncoprex administered intravenously and to determine the MTD and recommended Phase II dose of Oncoprex alone. Secondary objectives were to assess the expression of TUSC2 following intravenous delivery of Oncoprex in tumor biopsies and also to assess the anti-cancer activity of Oncoprex. This trial demonstrated that Oncoprex was well tolerated and established the MTD and the therapeutic dosage for Oncoprex at 0.06 mg/kg administered every 21 days. Although this trial was not designed to show changes in outcomes, a halt in cancer growth was observed in a number of patients, and tumor regressions occurred in primary lung tumors and metastatic cancers in the liver, pancreas, and lymph nodes. In addition, pre- and post-treatment patient biopsies demonstrated that intravenous Oncoprex selectively and preferentially targeted patients’ cancer cells, and suggested that clinical anti-cancer activity was mediated by TUSC2.”

Our Pipeline, page 4

3.	We acknowledge your revised disclosure in response to comment 7. Please also remove the 3p21.3 candidate program that is shown in the preclinical phase since it does not appear that this program has advanced much beyond the identification of certain genes that may have cancer fighting functions by researchers at MD Anderson

Response: Because preclinical studies of several of the 3p21.3 candidate tumor suppressor genes and their effects on lung cancer have been conducted, the Company believes that the inclusion of the 3p21.3 candidate program in the Company’s pipeline illustration is appropriate.

Accordingly, the Company has revised the “Our Pipeline” table on pages 6 and 70 to reduce the length of the arrow associated with the Company’s 3p21.3 candidate program. The Company has also expanded the disclosure on pages 92 and 93 of the Amendment to include the following disclosure relating to the MD Anderson’s preclinical studies of candidate tumor suppressor genes in the 3p21.3 chromosome sub-region:

United States Securities and Exchange Commission

August 18, 2017

“Preclinical Studies of Additional 3p21.3 Genes with Cancer-Fighting Properties

We have licensed rights to a group of candidate tumor suppressor genes, including 101F6, NPRL2, CACNA2D2, PL6, BLU, RASSF1, HYAL 1 and HYAL2, in addition to TUSC2 (which is also referred to as FUS1), all of which are located in a sub-region of human chromosome 3 known as 3p21.3. Using a number of techniques, MD Anderson researchers and their collaborators have identified these genes as potentially having cancer-fighting characteristics. MD Anderson researchers have subsequently conducted a number of preclinical studies on certain of these genes, particularly 101F6 and NPRL2, as well as TUSC2, both alone and in combination with other compounds, in order to assess their actual effects on NSCLC. Three of these preclinical studies are described below. We plan to support continuing research into the cancer-fighting properties of these and other genes in the 3p21.3 sub-region as an important part of our strategy.

Preclinical Study Showing Expression of Several Genes in the Human Chromosome 3p21.3 Sub-region by an Adenovirus Vector Results in Tumor Suppressor Activities in Vitro and in Vivo

MD Anderson researchers conducted preclinical studies, both in vitro and in vivo, of several of the licensed genes located in the 3p21.3 sub-region, in order to assess their effects on tumor cell proliferation and apoptosis in human lung cancer cells. The researchers used adenoviral vectors to introduce individual wild-type genes into 3p-deficient tumor xenografts and tumor cell lines. This “forced expression” of the wild-type forms of TUSC2, 101F6, and NPRL2 resulted in inhibition of tumor cell growth by induction of apoptosis and/or alteration of cell cycle pathways in vitro, compared to control. Intratumoral injection of 101F6, TUSC2 and NPRL2 with adenoviral vectors, as well as systemic administration of these genes in an experimental mouse model, suppressed the growth of tumor xenografts (in this case, human tissue grafted onto the mouse model) and inhibited lung metastases. The results of these studies showed that the genes 101F6, NPRL2 and TUSC2 had the most significant anti-cancer effects of the tested genes and were therefore the most promising genes for further study.

Preclinical Study Showing that Tumor Suppressor 101F6 and Ascorbate Inhibit Non–Small Cell Lung Cancer Growth

One of the promising tumor suppressor gene candidates, 101F6, expresses a protein found in normal lung bronchial epithelial cells and fibroblasts but whose function is impaired in most lung cancers. This protein is involved in the regeneration of ascorbate, a well-known antioxidant that has been tested as a supplemental therapeutic agent for human cancer prevention and therapy. MD Anderson researchers studied the effect of 101F6 in combination with ascorbate on human lung cancer tissue, both in vitro and in vivo. In the in vitro portion of the study, 101F6 was transferred via nanoparticles similar to our Oncoprex nanovesicles, and in combination with ascorbate, selectively targeted cancer cells and inhibited lung cancer cell growth to a greater extent than either 101F6 or ascorbate alone. In vivo, the systemic injection of 101F6 nanoparticles in mouse tail veins, together with the intra-abdominal injection of ascorbate, inhibited both tumor formation and growth in human NSCLC H322 lung cancer xenograft mouse models (P < 0.001) with greater effect than either 101F6 or ascorbate administered alone.

United States Securities and Exchange Commission

August 18, 2017

Preclinical Study Showing NPRL2 Sensitizes Human Non-Small Cell Lung Cancer (NSCLC) Cells to Cisplatin Treatment by Regulating Key Components in the DNA Repair Pathway

Another of the promising tumor suppressor gene candidates, NPRL2, interacts with a kinase that is activated by cisplatin, an anti-cancer drug, leading to downstream activation of apoptosis in response to the presence of intracellular high-molecular weight DNA fragments, which themselves result from the breakup of DNA molecules induced by exposure to cisplatin. Mutations in the NPRL2 gene are associated with resistance to this cisplatin-mediated apoptosis. MD Anderson researchers have conducted preclinical studies of NPRL2 with cisplatin in vitro in lung cancer cell cultures and in vivo in an experimental mouse model of chest cavity cancer dissemination. Data from these studies suggest that the systemic introduction of the NPRL2 gene and the resulting expression of the NPRL2 protein in cancer cells activates the DNA damage checkpoint pathway in cisplatin-resistant and NPRL2-negative cells. These studies suggest that the combination of NPRL2 and cisplatin could resensitize cisplatin nonresponders to cisplatin treatment, helping to overcome resistance to cisplatin.”

Business

Preclinical Studies of TUSC2 in the Immune Response to Cancer, page 80

4.	We refer to your revised disclosure regarding the figures on page 83 in response to comment 22. Please further explain the meaning of Figure A. In addition, please add back to the diagrams the labels of each of the figures (e.g., “Figure A”).

Response: The Company has revised the diagrams on page 91 of the Amendment to add back the labels of each of the figures. The Company has also expanded the disclosure on pages 89 and 90 of the Amendment to include the following disclosure, in order to further explain the preclinical study and the meaning of Figure A:

“Preclinical Study Showing that TUSC2 Immunogene Therapy is Synergistic with Anti-PD1 in Lung Cancer Syngeneic Mouse Models

Based on the prolonged responses that were observed in TUSC2 clinical trials, which suggest that TUSC2 may modulate the immune response, and on the fact that checkpoint blockade immunotherapy against PD1 and PD-L1 has yielded durable antitumor activity in a subset of NSCLC patients, MD Anderson researchers conducted a preclinical study to investigate the immune response to TUSC2 in immune cell populations and the synergistic antitumor effect of TUCS2 in combination with anti-PD1 checkpoint blockade in syngeneic mouse NSCLC models.

Two Kras-mutant syngeneic mouse models were used to explore the effect of TUSC2+anti-PD1 (+/- anti-CTLA-4) on immune cells infiltration into the tumor micro-environment. Activating Kras mutations are the most common driver mutations in lung adenocarcinomas. Lung cancer with mutant Kras has a poor prognosis, is often resistant to conventional therapy, and readily becomes resistant to targeted therapies with kinase inhibitors. Studies by researchers not at MD Anderson have found that PD1 expression was highly associated with the presence of Kras mutations and that PD-L1 expression was elevated in premalignant Kras-mutant cells, suggesting that Kras mutation may affect the function of the PD1/PD-L1 immune checkpoint pathway.

United States Securities and Exchange Commission

August 18, 2017

The first syngeneic mouse model used a murine lung carcinoma cell line CMT/167-luc with a Kras G12V mutation and a low level of TUSC2 expression, implanted subcutaneously in C57BL/6 mice. The second syngeneic mouse model optimized an aggressive experimental metastatic lung cancer model using 129SvE mice injected with SQ344 lung cancer cells, which contained KrasG12D allele. The SQ344 tumor model was found to be less sensitive to anti-PD1 single agent treatment.

The graph below shows the protocol for and results of this preclinical study, in which anti-PD-1, TUSC2 and anti-CTLA-4 treatments were administered in the SQ344 metastatic lung tumor mouse model. Figure A shows that SQ344 tumor cells have less expression of PD-L1 than in the CMT167 model, as determined by flow cytometry. The level of PD-L1 expression in SQ344 cells was only 4.5%, which was significantly lower than the level found in the CMT 167 mouse tumor model (23.7% vs. 4.5%, p < 0.0001), suggesting that SQ344 would respond less strongly to an anti-PD1 agent than the CMT167 model. Figure B shows the protocol for the experiment, in which treatments were administered every three or four days in the mouse tumor cells. Figure C shows the survival of the mice with the lung tumor cells treated with (a) no treatment, (b) a combination of anti-PD-1 and anti-CTLA-4, (c) TUSC2 alone, (d) a combination of TUSC2 and anti-PD-1, and (e) a combination of TUSC2, anti-PD-1 and anti-CTLA-4. Figure D shows samples of untreated lung tissue and lung tissue treated with TUSC2. Figure E shows tumor sizes after each of the treatments shown in Figure C after two weeks. Figures F, G and H shows the infiltration by NK cells, the concentration of T regulatory, or Treg, cells and the concentration of myeloid-derived suppressor, or MDSC, cells, a type of immune cells, in each case after treatment with (a) no treatment, (b) TUSC2 alone, (c) a combination of TUSC2 and anti-PD-1 and (d) a combination of anti-PD-1 and anti-CTLA-4.

The results of this preclinical study indicate that TUSC2-sensitization to anti-PD1 could be produced in both Kras-mutant lung cancer mouse models.”

Intellectual Property, page 84

5.	We acknowledge your revised disclosure in response to comment 23. If known, please also include the expected expiration date(s) if the patents are granted for the category of patents reflected in row 5 of your table.

Response: The Company has revised the table on page 94 of the Amendment to delete the information relating to Patent Family 5, because the Company has an option to license the patents in Family 5, and has not yet exercised the option.

United States Securities and Exchange Commission

August 18, 2017

6.	Please revise your disclosure to state which patent families relate to Oncoprex. Please also explain how the patents relating to non-viral gene therapy for treatment of hyperproliferative diseases relate to your platform, and whether you expect the expiration of these patents to have a material effect on your business.

Response: The Company has revised the table on page 94 of the Amendment to add the following descriptions to the title of each patent family, in order to explain how that patent family relates to Oncoprex:

Title and Description of Patent Family 1: Chromosome 3p21.3 genes are tumor suppressors (Use of our platform genes, including TUSC2, and use of our non-viral nanovesicle delivery system to deliver them)

Title and Description of Patent Family 2: Bioactive FUS1 Peptides and Nanoparticle-Polypeptide Complexes (Pharmaceutical formulation of TUSC2 (also referred to as FUS1) nanoparticles, method of delivering TUSC2 to cancer cells, and method of treating cancer patients with TUSC2 nanoparticles)

Title and Description of Patent Family 3: Methods and Compositions of Non-Viral Gene Therapy for Treatment of Hyperproliferative Diseases (Methods of delivery, including our nanovesicle delivery system, of a series of genes that are licensed to us, including TUSC2, and genes that are not licensed to us)

Title and Description of Patent Family 4: Methods and Compositions Related to Novel hTMC Promoter and Vectors for Tumor-Selective and High-Efficient Expression of Therapeutic Genes (A genetic technology to improve the effectiveness of gene therapy, relating to our platform genes and to other genes)

In addition, the Company has expanded the disclosure on page 95 of the Amendment to include the following disclosure relating to the expiration of the patents in Patent Family 3:

“Because the use of our platform genes, including TUSC2, and the use of our non-viral delivery system to deliver them, are covered by Patent Family 1, we believe that expiration of the patents in Patent Family 3 will not affect our intellectual property protection for use of the genes which are licensed to us and are part of our platform.”

Licenses and Research Collaborations, page 85

7.	We acknowledge your revised disclosures in response to comments 25 and 26. Please clarify whether the term for the MD Anderson license agreement is until the expiration of all patents covered by the agreement. In addition, for the MD Anderson and P53 license agreements, please explain when the last of the patents licensed under each agreement expires.

Response: The Company has revised the disclosure on page 95 of the Registration Statement to include the following disclosure relating to the expiration of the MD Anderson License Agreement:

United States Securities and Exchange Commission

August 18, 2017

“The exclusive licenses under the MD Anderson License Agreement, as amended, extend to the end of the term or terms for which patent rights under the agreement have not expired, and expire on the expiration of all patents covered by the agreement. The last licensed patent under the MD Anderson License Agreement will expire in January 2030. Upon the expiration of the exclusive licenses, the licensee will have a non-exclusive, fully paid-up right and license to use and otherwise exploit the technology rights licensed under the agreement. MD Anderson may terminate the agreement in the event of the licensee’s voluntary or involuntary bankruptcy or if the licensee’s business is placed in the hands of a receiver, assignee or trustee. In addition, MD Anderson may terminate the agreement in the event of the licensee’s uncured breach.”

The Company has also revised the disclosure on page 98 of the Registration Statement to include the following disclosure relating to the expiration of the P53 License Agreement:

“The P53 License Agreement remains in effect until the expiration of the last of the patents licensed under the agreement. The last licensed patent under the P53 License Agreement will expire in May 2020. We may terminate the agreement in the event of P53’s voluntary or involuntary bankruptcy or dissolution, assignment for the benefit of creditors or if a receiver or trustee is appointed over P53’s business or properties. In addition, we may terminate the agreement in the event of P53’s breach of the agreement or if P53 challenges the validity or enforceability of any of the licensed patents. P53 may terminate the agreement upon 90 days’ written notice.”

Statements of Operations, page F-4

8.	Please refer to prior comment 31 and explain your basis for including common stock equivalents in your calculation of diluted earnings per share and how this presentation conforms to the requirements of ASC 260-10-45-17.

Response: The Company has revised its presentation of net loss per share on page F-4 and elsewhere in the Amendment to exclude the shares of the Company’s preferred stock, on an as-converted basis, from the calculation of net loss per share, basic and diluted, because the inclusion of such shares would have an anti-dilutive effect on the net loss per share, basic and diluted.

Notes to Financial Statements

Note –4 Investment Unit, page F-10

9.

Please refer to prior comment 34. We acknowledge the information provided in your response. However, it is unclear whether the notification from the “Trust Company” on September 29, 2015 constitutes a permanent legal release from all of your performance obligations under the agreement. Please explain how your accounting treatment for derecognition of the $4.5 million promissory note complied with guidance in ASC 405-20-40. In this regard, the notification from the “Trust Company” appears to indicate that not all of the compliance and reporting requirements were suspended and that these

United States Securities and Exchange Commission

August 18, 2017

suspensions were temporary until your agreement is amended. Please address these matters in your response and as originally requested, explain the factors you considered in concluding that enforcement of these provisions would not be reinstated. In addition, provide a summary of your accounting treatment for this debt extinguishment and the technical guidance upon which you relied.

Response: The Company has revised its description of the Investment Unit in Note 4 of the Notes to Financial Statements to provide additional explanation of the Investment Unit and the accounting for it in the Company’s financial statements. In addition, the Company notes the following: The Company has not derecognized the promissory note or treated it as extinguished, because the promissory note has not yet expired or been terminated. Accordingly, the Company accounts for the Investment Unit at fair value, and continues to recognize the promissory note on its balance sheet, but with a value of zero, because the Company’s obligation to repay the promissory note arises from an event of default (that event being the Company’s failure to maintain its principal place of business or its principal executive offices headquartered in the State of Texas (the “Residency Requirement”)), which is entirely within the control of the Company. The Company has no intention of breaching the Residency Requirement. In addition, the holder of the promissory note has informed the Company that a breach of the Residency Requirement no longer represents an event of default.

In August 2010, the Texas Emerging Technology Fund (“TETF”), an economic development affiliate of the State of Texas, agreed to invest $4.5 million in the Company pursuant to an Award and Security Agreement, with $2.25 million invested in 2010 and an additional $2.25 million invested in 2011.

In exchange for the investment, the Company issued to the TETF an Investment Unit, consisting of a Promissory Note and a Right To Purchase. The Promissory Note is an obligation to repay the $4.5 million principal amount (together with interest accrued at 8% per annum), but that obligation to repay is triggered in only one circumstance: if, prior to August 13, 2020, the Company fails to comply with the Residency Requirement.

If the Company complies with the Residency Requirement through August 13, 2020, or if the Company is acquired under certain circumstances prior to such time (a “Qualifying Liquidation Event”), then the Promissory Note and all related accrued interest will expire and be cancelled in accordance with its terms.

Although the Award and Security Agreement includes other events of default, the Award and Security Agreement explicitly provides that the only event of default giving rise to the Company’s obligation to repay the Promissory Note is the Company’s breach of the Residency Requirement, and the Promissory Note explicitly provides the same.

As previously disclosed in Note 4 to the Company’s financial statements, the Right to Purchase was essentially a warrant to purchase equity shares in the Company. On March 12, 2014, the TETF exercised its Right to Purchase for $0.001 per share, and the Company issued to the TETF an aggregate of 184,797 shares of its Series B preferred stock. The security interest granted to TETF under the Award and Security Agreement terminated by its terms upon the TETF’s exercise of its Right to Purchase.

United States Securities and Exchange Commission

August 18, 2017

Since entering into the Investment Unit in 2010, the Company has accounted for the Investment Unit (inclusive of both its Promissory Note component and its Warrant component) as a hybrid financial instrument under FASB Statement 155 on its balance sheet. Until 2013, when the Warrant became exercisable, the Company valued the Investment Unit at $4,500,000, which was the aggregate amount of funds provided to the Company under the Award and Security Agreement. When the Warrant became exercisable in 2013, following the occurrence of a qualifying financing transaction, the Company valued the Investment Unit at approximately $7 million, giving effect to the change in fair value of the warrant to purchase shares of the Company’s Series B preferred stock. At that time, and at all times since 2010, the Company valued the Promissory Note component of the Investment Unit at zero, since the Company’s repayment obligation under the Promissory Note could be triggered only by the Company’s breach of the Residency Requirement, which breach was entirely within the Company’s control. The Company continued to recognize the Promissory Note on its balance sheet, but at a value of zero, for the reasons discussed above.

On September 1, 2015, in connection with the termination of the TETF program by the Texas legislature, all of the TETF equity positions and assets were transferred from the Texas Office of the Governor to the Texas Treasury Safekeeping Trust Company, a state of Texas governmental entity (the “TTSTC”).

As previously disclosed in our letter dated July 20, 2017, on September 29, 2015, the TTSTC advised the Company (and, the Company understands, all other TETF portfolio companies) of the suspension of the Residency Requirement. Specifically, the TTSTC said in its email: “You are no longer required to adhere to the following requirements of the Agreement and failure to do so will NOT result in an Event of Default: . . . Texas Residency Requirement” (emphasis in original). Although the September 29, 2015 email message from the TTSTC contemplates an eventual amendment of the fund award and grant agreements, the TTSTC has not provided any such amendment to the Company or, to the Company’s knowledge, to any other TETF portfolio company. The Company believes that if such an amendment were to be provided by the TTSTC, it would simply formalize and make permanent the suspension of enforcement of the Residency Requirement and of the other requirements suspended by the September 29, 2015 communication from the TTSTC.

For these reasons, the Company believes that the likelihood that it would be required to repay the Promissory Note is remote, and accordingly has recorded the value of the obligation evidenced by the Promissory Note on its balance sheet at zero.

Note 7 – Commitments and Contingencies, page F-15

10.	Please refer to prior comment 37 and provide a summary of your accounting treatment for modification of the agreement with the National Institutes of Health, particularly the royalty extinguishment of $120,000 and new contingent milestone payment obligation of $240,000. Refer us to the technical guidance upon which you relied.

Response: The Company has revised its description of the NIH obligations in Note 7 of the Notes to Financial Statements to provide additional explanation of the accounting treatment of the modification of the Company’s obligations under its agreement with the NIH. In addition, the Company notes the following: As previously disclosed in Note 7 to the Financial Statements in the Registration Statement, during the first quarter of 2017, the Company modified the terms of its accrued royalty obligation to NIH. Under the modified agreement, NIH agreed to extinguish $120,000 of the accrued royalties payable to them in consideration for, among other things, payment by the Company of a contingent payment of $240,000, increasing at $20,000 per year starting in 2018, to be paid upon the Company’s receipt of regulatory approval of a product based on the technology licensed from the NIH.

United States Securities and Exchange Commission

August 18, 2017

The Company has recognized the exchange of the $120,000 fixed obligation for the $240,000 contingent obligation as a $120,000 reduction to intellectual property expense (classified within General and Administrative Expense) during the first quarter of 2017. The Company has further clarified and disclosed this accounting treatment in the financial statement notes for the second quarter of 2017. The Company has not recognized the $240,000 contingent obligation on its balance sheet, because significant uncertainties outside of the Company’s control affect the occurrence of the contingent event that triggers the payment obligation. The Company has disclosed the existence of this payment obligation in its financial statement notes as a contingency.

Obtaining regulatory approval of Oncoprex and the Company’s other potential product candidates is fundamental to the Company’s business and is a priority for the Company. However, obtaining regulatory approval is subject to substantial risk and uncertainty, and is not within the Company’s direct control, but rather within the control of the relevant regulatory agencies. In addition, any regulatory approval that the Company obtains may not be of a product candidate that is based on the technology licensed from the NIH, in which case the Company would not owe the $240,000 payment to the NIH. Accordingly, the Company considers the obligation to pay the $240,000 to the NIH to be so contingent as to not require accounting recognition in the Company’s financial statements

The Company respectfully requests the Staff’s assistance in completing the review of the Amendment as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amendment or this response letter to me at (512) 236-9908.

Sincerely,

STREUSAND, LANDON & OZBURN, LLP

/s/ Christopher J. Ozburn

Christopher J. Ozburn

cc:	J. Rodney Varner, Genprex, Inc.
Philip Magri, Magri Law LLC